                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K



           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1994


                         Commission file number 1-7585



                      The Newhall Land and Farming Company
                             Employee Savings Plan



                      The Newhall Land and Farming Company
                       (A California Limited Partnership)
                            23823 Valencia Boulevard
                               Valencia, CA 91355

                              REQUIRED INFORMATION

Statement of Net Assets Available for Plan Benefits as of December 31, 1994 and 1993, Statement of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1994, Notes to Financial Statements, Assets Held for Investment as of December 31, 1994, Reportable Transactions for the year ended December 31, 1994, together with the Report and Consent of Independent Auditors, are attached and filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Newhall Management Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       The Newhall Land and Farming Company
                                                      Employee Savings Plan



June 26, 1995
                                       /S/ THOMAS H. ALMAS
                                       ---------------------------------------
                                       Newhall Management Corporation, Trustee
                                       By: Thomas H. Almas, Secretary

INDEPENDENT AUDITORS' REPORT



The Compensation Committee of the
  Board of Directors of Newhall Management
  Corporation and Participants of The Newhall
  Land and Farming Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for Plan benefits of The Newhall Land and Farming Company Employee Savings Plan as of December 31, 1994 and 1993 and the related statements of changes in net assets available for Plan benefits for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of The Newhall Land and Farming Company Employee Savings Plan as of December 31, 1994 and 1993 and the changes in those net assets for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for Plan benefits and the statements of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


April 14, 1995                                          KPMG Peat Marwick LLP

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1994



                                                     Partnership  Balanced
                                     Fixed Income    Depositary  Investment    Equity Index    Participant
              Assets                    Fund          Unit Fund     Fund         Fund             loans         Total
                                     ------------    -----------  ---------    ------------    -----------      -----
Cash                                 $        0         $37,552    $     0      $       0         $      0       $  37,552

Investments                           3,449,305          30,907     523,523      2,665,238               0        6,668,973

Loans to participants                         0               0           0              0         554,067          554,067
                                     ----------         -------    --------     ----------        --------       ----------
           Total assets               3,449,305          68,459     523,523      2,665,238         554,067        7,260,592

            Liabilities

Reimbursements due to Plan sponsor       23,749               0           0              0               0           23,749
                                     ----------         -------    --------     ----------        --------       ----------
   Net assets available for Plan
             benefits                $3,425,556         $68,459    $523,523     $2,665,238        $554,067       $7,236,843
                                     ==========         =======    ========     ==========        ========       ==========



See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1993




                                          Fixed Income   Equity Index      Participant
                 Assets                       Fund           Fund            loans            Total
                                          ------------   ------------      -----------      ----------
Investments                                $3,881,225     $2,535,643          $      0      $6,416,868

Loans to participants                               0              0           620,150         620,150
                                           ----------     ----------          --------      ----------
            Total assets                    3,881,225      2,535,643           620,150       7,037,018

              Liabilities

Reimbursements due to Plan sponsor             55,415              0                 0          55,415
                                           ----------     ----------          --------      ----------
            Net assets available for Plan
                benefits                   $3,825,810     $2,535,643          $620,150      $6,981,603
                                           ==========     ==========          ========      ==========



See accompanying notes to financial statements.

                     THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 1994



                                                         Partnership       Balanced
                                        Fixed Income     Depositary       Investment   Equity Index    Participant
                                            Fund          Unit Fund          Fund         Fund            loans         Total
                                        ------------     -----------      ----------   ------------    -----------    ---------
Investment income:
    Interest                             $  275,295        $   451         $     17     $       85      $  41,891     $  317,739
    Increase in value of funds                    0              0            9,652         31,397              0         41,049
                                         ----------        -------         --------     ----------      ---------     ----------
                                            275,295            451            9,669         31,482         41,891        358,788
                                         ----------        -------         --------     ----------      ---------     ----------
Contributions received:
    From participants                       230,067         14,370           33,258        172,045              0        449,740
    From the Company                        121,040          4,470           15,996         90,873              0        232,379
                                         ----------        -------         --------     ----------      ---------     ----------
                                            351,107         18,840           49,254        262,918              0        682,119
                                         ----------        -------         --------     ----------      ---------     ----------
Interfund transfers                        (389,677)        49,168          468,591        (20,108)      (107,974)             0

Participant withdrawals                    (636,979)             0           (3,991)      (144,697)             0       (785,667)
                                         ----------        -------         --------     ----------      ---------     ----------
          Increase (decrease) in net
              assets                       (400,254)        68,459          523,523        129,595        (66,083)       255,240


Net assets available for Plan benefits:
    Beginning of year                     3,825,810              0                0      2,535,643        620,150      6,981,603
                                         ----------        -------         --------     ----------      ---------     ----------
    End of year                          $3,425,556        $68,459         $523,523     $2,665,238      $ 554,067     $7,236,843
                                         ==========        =======         ========     ==========      =========     ==========



See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1993



                                                                       Equity
                                                      Fixed Income     Index       Participant
                                                         Fund           Fund          loans         Total
                                                     -------------   ----------    -----------   -----------
Investment income:
    Interest                                          $  313,384     $       61      $ 42,050    $   355,495
    Increase in value of funds                                 0        246,008             0        246,008
                                                      ----------     ----------      --------    -----------
                                                         313,384        246,069        42,050        601,503
                                                      ----------     ----------      --------    -----------
Contributions received:
    From participants                                    249,934        168,576             0        418,510
    From the Company                                     133,379         89,018             0        222,397
                                                      ----------     ----------      --------    -----------
                                                         383,313        257,594             0        640,907
                                                      ----------     ----------      --------    -----------
Interfund transfers                                      (56,179)       (19,719)       75,898              0

Participant withdrawals                                 (704,661)      (329,331)            0     (1,033,992)
                                                      ----------     ----------      --------    -----------
               Increase (decrease) in net
                   assets                                (64,143)       154,613       117,948        208,418


Net assets available for Plan benefits:
    Beginning of year                                  3,889,953      2,381,030       502,202      6,773,185
                                                      ----------     ----------      --------    -----------
    End of year                                       $3,825,810     $2,535,643      $620,150    $ 6,981,603
                                                      ==========     ==========      ========    ===========


See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1992



                                                            Equity
                                           Fixed Income     Index       Participant
                                               Fund          Fund          loans         Total
                                           ------------   ----------    -----------    ----------
Investment income:
    Interest                                $  336,537    $  192,229      $ 47,186     $  575,952
    Decrease in value of funds                       0       (35,974)            0        (35,974)
                                            ----------    ----------      --------     ----------
                                               336,537       156,255        47,186        539,978
                                            ----------    ----------      --------     ----------
Contributions received:
    From participants                          283,840       166,683             0        450,523
    From the Company                           139,489        92,993             0        232,482
                                            ----------    ----------      --------     ----------
                                               423,329       259,676             0        683,005
                                            ----------    ----------      --------     ----------
Interfund transfers                             23,993       (18,632)       (5,361)             0
Participant withdrawals                       (682,777)      (70,701)            0       (753,478)
                                            ----------    ----------      --------     ----------
         Increase in net assets                101,082       326,598        41,825        469,505

Net assets available for Plan benefits:
    Beginning of year                        3,788,871     2,054,432       460,377      6,303,680
                                            ----------    ----------      --------     ----------
    End of year                             $3,889,953    $2,381,030      $502,202     $6,773,185
                                            ==========    ==========      ========     ==========


See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN
                         Notes to Financial Statements
                           December 31, 1994 and 1993

(1)   DESCRIPTION OF THE PLAN

      The Newhall Land and Farming Company Employee Savings Plan (the Plan) is a deferred salary reduction plan under Internal Revenue Code of 1986 (the
      Code) Section 401(k) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan permits eligible employees of The Newhall Land and Farming Company and subsidiaries (the Company) to contribute up to 6% of their compensation plus an additional $2,000 for a total not to exceed $9,240 in 1994 in one or more of four investment funds. Employee contributions reduce an employee's currently taxable compensation and, therefore, are not subject to income taxes until the amounts are withdrawn from the Plan. An employee must complete one year of service and reach age 19 to become eligible to participate.

      For employee contributions of up to 6% of compensation, the Company may contribute an amount ranging from 25% to 75% of the employee's contribution depending upon the employee's length of service with the Company. Company contributions may be suspended if Company net income is less than 5% of the capital of the Company's partners or for other reasons deemed appropriate by the Company's Board of Directors.

      Participants select the investment funds in which their contributions are to be invested. The investment funds include the Fixed Income Fund and the Equity Index Fund and the Plan was amended in March 1994 to add the Partnership Depositary Unit Fund and the Balanced Investment Fund. Company contributions, when made, are invested proportionately in the same funds as the employee contributions.

      The total employees participating in each investment option as of December 31, 1994 are as follows:

                               Fixed Income Fund                                    181
                               Partnership Depositary Unit Fund                      14
                               Equity Index Fund                                    113
                               Balanced Investment Fund                              37

      Employee and matching employer contributions to the Plan and income earned thereon are fully vested.

      Normal distributions are made in full upon (1) retirement, (2) total and permanent disability, (3) death or (4) termination of employment. Participants showing hardship may withdraw part or all of their contributions and accumulated earnings or losses, limited to earnings and losses incurred prior to January 1, 1990, at the end of a calendar quarter. An employee who withdraws any amount of his contribution account is not permitted to resume participation for six months. Employer contributions and the related accumulated earnings may be withdrawn only upon one of the four above-listed occurrences. Distributions and withdrawals are made in cash.

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN
                    Notes to Financial Statements, Continued


       Effective October 1989, the Board of Directors amended the savings plan to permit loans to Plan participants, secured by the borrowing participant's interest in the Plan, on such nondiscriminatory terms and conditions as the Plan's administrative committee shall determine, provided, however, that such loans comply with applicable requirements of ERISA and the Code (including such restrictions as are necessary to prevent loans from being treated as distributions under Section 72(p) of the Code). The loans are treated as an earmarked investment of the participants with interest repayments credited proportionately to the original investment funds liquidated to provide the principal.

       Effective November 1991, the Plan was amended to permit qualified rollover contributions from other qualified plans.

       In the event of Plan termination, all payments will be made as soon as practicable from the assets of the Plan based on the amount in each participant's individual and employer contribution accounts.

       Newhall Management Corporation is sole trustee for the Plan.

       Participants should refer to the Plan document or summary plan description for a more complete description of the Plan's provisions.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES

       BASIS OF ACCOUNTING

       The financial statements for the Plan are prepared on an accrual basis, primarily from data submitted to the Plan administrator by the companies that function as investment managers, Connecticut General Life Insurance Company (CIGNA), Newhall Depositary Company and Wells Fargo Bank.

       INVESTMENTS

       All investment income is allocated to individual participant accounts. The Fixed Income Fund, held by CIGNA, represents a deposit with an insurance company and is stated at contract value, which represents contributions and income earned, less distributions and expenses charged. The Partnership Depositary Unit Fund represents partnership units in The Newhall Land and Farming Company. The Equity Index Fund, held by Wells Fargo Bank, is a collective trust invested primarily in the common stocks that comprise the Standard & Poor's 500 Index. The Balanced Investment Fund, held by Wells Fargo Bank, is a collective trust invested primarily in common stocks that comprise the Standard & Poor's 500 Index and in U.S. Treasury Bonds. The Plan shares in the investment gains and losses of the securities in the Equity Index Fund, the Partnership Depositary Unit Fund and the Balanced Investment Fund which are stated at fair value measured by quoted market prices.

       Loans to participants are stated at cost, which approximates fair value.

       CONTRIBUTION POLICY

       Contributions by employees are voluntary, determined as a specified percentage of base compensation plus overtime, excluding that portion of compensation imputed for tax purposes as a result of fringe benefits and other similar forms of compensation.

       PLAN EXPENSES

       Expenses incurred in the administration of the Plan are borne by the Company.

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN
                    Notes to Financial Statements, Continued


(3)    FEDERAL TAXES

       The Plan requested an updated determination letter in June 1994 from the Internal Revenue Service which will state that the Plan, as then designed, is in compliance with the applicable requirements of the Internal Revenue Code. The Company believes that a favorable determination will be received.

(4)    COMMITMENTS AND RECONCILIATION TO FORM 5500

       Included in net assets available for Plan benefits in the accompanying financial statements totaling $178,956 and $0 as of December 31, 1994 and 1993, respectively, are amounts allocated to accounts of persons who have requested withdrawal of their accounts from the Plan. Such amounts are classified as liabilities in the Plan's Form 5500.

                                  Schedule  1

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

                           Assets Held for Investment

                               December 31, 1994


  IDENTITY OF ISSUER, BORROWER,                  DESCRIPTION OF
     LESSOR OR SIMILAR PARTY                       INVESTMENT                    COST           FAIR VALUE
  -----------------------------         --------------------------------      ----------       ------------
  Wells Fargo Bank                      Money Market Account                  $   37,552         $   37,552

  Connecticut General Life
    Insurance Company (CIGNA)           Guaranteed Deposit Account             3,449,305          3,449,305

  The Newhall Land and Farming
    Company                             Partnership Units                         30,907             30,907

  Wells Fargo Bank                      Equity Index Fund                      2,365,129          2,665,238

  Wells Fargo Bank                      Balanced Investment Fund                 523,740            523,523

  Loans to Plan participants            Notes secured by vested interest
                                          (92 total loans with interest
                                          rates ranging from 7.68% to
                                          11.52%)                                554,067            554,067
                                                                              ----------         ----------
                                                                              $6,960,700         $7,260,592
                                                                              ==========         ==========


                   See accompanying independent auditors' report.

                                   Schedule 2

                      THE NEWHALL LAND AND FARMING COMPANY
                             EMPLOYEE SAVINGS PLAN

                            Reportable Transactions

                          Year ended December 31, 1994





                                                                                Purchase/
  Identity of                                    Transaction    Units/shares    sale price
 party involved        Description of asset          type        transacted      per unit
- ----------------     ------------------------    -----------    ------------    -----------
Wells Fargo Bank     Balanced Investment Fund      purchase        24,970         $114.52
                                                                   ======         =======


                                           Fair value
                 Purchase                 of assets on
 Transaction    price/sale     Cost of     transaction
   expense       proceeds       asset         date         Net gain
 -----------    ----------    --------    ------------     --------
    $ -          $362,564     $362,564      $362,564         $N/A
    ==           ========     ========      ========         ====


See accompanying independent auditors' report.

                         INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in the Registration Statement on Form S-8 dated May 24, 1994 (Registration No. 33-53769) of our report dated April 14, 1995 related to the financial statements of The Newhall Land and Farming Company Employee Savings Plan as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, which report is included in this Annual Report on Form 11-K.



Los Angeles, California                                  KPMG Peat Marwick LLP
June 26, 1995